Exhibit 99.1

PLANT LEASE AGREEMENT

This AGREEMENT OF LEASE, made as of this 2nd day of August, 2022, between PETAWATT PROPERTIES LLC, a Wyoming limited liability company, with its principal place of business located at 695 West End Ave, Carthage, NY 13619, party of the first part, hereinafter referred to as OWNER and/or LANDLORD, and Bit Brother New York Inc., (“Tenant”), a New York corporation, with an office at 800 3rd Avenue, Suite 2700, New York, NY 10022, party of the second part, hereinafter referred to as TENANT,

WITNESSETH: Owner hereby leases to Tenant and Tenant hereby hires from Owner demised premises (the “Demised Premises” or “demised premises”) consisting of approximately 220,000 rentable square feet of space in a building (the “Building”) located at 695 West End Avenue, Carthage, County of Jefferson, State of New York (the “Property”), the Demised Premises consisting of the Building and all common areas associated therewith (including parking lot(s)), on a portion of the Property constituting approximately 16.8 acres of the 22 total acres thereof, as more particularly designated in Exhibit “A” annexed hereto, for the term as set forth below.

SEE ARTICLE 40 (A) OF RIDER (or until such term shall sooner cease and expire as hereinafter provided) to commence on September 1, 2022, and to end on SEE ARTICLE 37 (A) OF RIDER and both dates inclusive, at an annual rental rate of $1,000,000 per year (“Base Annual Rent”), which Tenant agrees to pay in lawful money of the United States which shall be legal tender in payment of all debts and dues, public and private, at the time of payment, as follows: The Parties acknowledge that a two week exclusivity fee of $100,000 USD (“Deposit”) was paid prior to the execution of this lease and Parties agree that the Deposit will be credited against the Base Annual Rent upon execution of this lease. The Tenant shall pay the remaining Base Annual Rent due for the first four (4) years of the lease term in the amount of USD $3,900,000.00 (the “Escrow Amount”) to the Escrow Agent (as defined in the Escrow Agreement to be attached hereto as Exhibit “B”) via wire transfer within five (5) business days following the full execution hereof. Thereafter, Tenant shall pay rent annually, on August 1st of each year of the lease term. The Escrow Amount will be released in its entirety to Landlord upon acceptance of Supply Agreements (defined herein) and the Certificate of Occupancy as described below. This amount is not inclusive of maintenance, repairs, renovations, insurance, property tax, utilities, and operating costs that shall be the sole responsibility of Tenant during the Lease Term. The lease is inclusive of all existing electrical and data center infrastructure, including medium voltage interconnect, transformers, PDUs, racks, and networking equipment (“Infrastructure”). In the event that Tenant executes a majority acquisition of Petawatt Holdings, Inc. (the “Acquisition”), any rent paid by Tenant to Landlord and any Infrastructure Costs paid by Tenant prior to the time of the Acquisition will be deducted from the total purchase price for the Acquisition.

Landlord represents that the existing infrastructure is sufficient to host twelve and a half megawatts (12.5MW) of renewable or carbon neutral energy for Tenant’s computer equipment, including the housing of Tenant’s miners and equipment in containers outside the Building, and that Infrastructure is in good working order. Landlord acknowledges that Tenant’s miners and equipment in containers on the Demised Premises shall be, and shall remain, Tenant’s property, and may be removed by Tenant upon expiration or termination of the Lease.

Landlord shall assist Tenant in entering into (i) a supply agreement for 12.5MW (the “12.5MW Supply Agreement” ) and a supply agreement for 50MW (the “50MW Supply Agreement” ), or (ii) a combined supply agreement for 62.5MW (the “Combined 62.5MW Supply Agreement”) at the Demised Premises, not to exceed an average of $50 per megawatt, and on terms reasonably satisfactory to Tenant.

In connection with the Additional Capacity, Tenant agrees to pay one and a half million dollars (USD $1,500,000.00) within 90 days of execution of this Lease, for additional required infrastructure (“Infrastructure Work”) associated costs and fees (“Capacity Infrastructure Costs”). The parties acknowledge that the Infrastructure Work is anticipated to be completed within 45 to 60 days after commencement thereof. Landlord shall pay any amount of Capacity Infrastructure Costs exceeding such $1,500,000 amount. Upon termination of this Lease, the Infrastructure Work shall belong to Landlord.

To help support the Additional Capacity, Landlord shall commission a load study to study the feasibility of the Additional Capacity (the“Load Study”). The Load Study will take approximately one hundred eighty (180) days. The Load Study will cost approximately $150,000 and is part of the Capacity Infrastructure Costs. As Tenant requires a delay before paying the Capacity Infrastructure Costs, Landlord will pay for the Load Study initially, and be reimbursed for this expense once Capacity Infrastructure Costs are received. The Load Study will start upon acceptance of the 50MW Supply Agreement or the Combined 62.5MW Supply Agreement. If the Load Study or the 50MW Supply Agreement or the Combined 62.5MW Supply Agreement causes the Additional Capacity to be less than 50MW, the Base Annual Rent shall be decreased pro-rata. If the Load Study is not completed by March 1st, 2023, in the interim, Tenant may choose to use 50MW from the carbon based power plant provided by Petawatt until May 1st, 2023, at the same price as the 50MW Supply Agreement or the Combined 62.5MW Supply Agreement.

Notwithstanding any terms to the contrary in this Lease, upon Tenant’s receipt of the 12.5MW Supply Agreement and 50MW Supply Agreement or the Combined 62.5MW Supply Agreement (together the “Supply Agreements”) and the Certificate of Occupancy, the Tenant shall have five (5) business days to accept or decline such Supply Agreements and Certificate of Occupancy by providing written Notice to the Landlord and Escrow Agent as set forth in the Escrow Agreement. If the Tenant declines the Supply Agreements and Certificate of Occupancy, the Landlord or the Tenant may terminate this Lease immediately and the Escrow Agent shall refund to Tenant the Escrow Amount of USD $3,900,000. If Tenant accepts both the Supply Agreements and the Certificate of Occupancy, Escrow Agent shall release the Escrow Amount of USD $3,900,000.00 to Landlord. In the event Tenant fails to provide notice accepting or declining the Supply Agreements and Certificate of Occupancy within five (5) business days following Tenant’s receipt of the Supply Agreements, such failure shall be deemed a declination by Tenant, upon which this Lease shall terminate and the Escrow Agent shall refund to Tenant the Escrow Amount of USD $3,900,000.00.

If (i) the 12.5MW Supply Agreement and the 50MW Supply Agreement or the Combined 62.5MW Supply Agreement are not executed before September 1, 2022, or (ii) the first 12.5MW of renewable or carbon neutral power is not available to Tenant on or before October 1st, 2022, or (iii) Landlord is unable to deliver a certificate of occupancy for the Demised Premises that shall permit use of the Demised Premises for a supercomputer center, mainly for crypto currency mining, or the appropriate designation for this use according to the jurisdiction (the “Certificate of Occupancy”), and amended to reflect the name of Tenant before September 1, 2022, or (iv) Landlord is unable to deliver the demised premises on the Commencement Date in a condition which is in compliance with all applicable laws, rules, and regulations, including, without limitation, the municipal Fire Code. Tenant shall have the right to terminate this Lease, and Landlord shall immediately refund to Tenant the Escrow Amount of USD $3,900,000.

If (i) the additional 50MW of power is not available to Tenant on or before March 1st 2023, or (ii) the additional 50MW of renewable or carbon neutral power is not available to Tenant on or before May 1st, 2023, Tenant shall have the right to terminate this Lease until June 1st, 2023 (“Power Availability Termination”). If Tenant chooses to terminate the lease due to Power Availability Termination, Landlord shall immediately refund to Tenant the Escrow Amount of USD $3,900,000, and the Capacity Infrastructure Costs paid by Tenant (USD $1,500,000).

The parties hereto, for themselves, their heirs, distributees, executors, administrators, legal representatives, successors and assigns, hereby further covenant as follows:

Rent: 1. Tenant shall pay the rent as above and as hereinafter provided.

Occupancy: 2. Tenant shall use and occupy demised premises solely as a supercomputer center, mainly for crypto currency mining. Tenant may place containers on the Demised Premises to house its miners and equipment, all at Tenant’s discretion. To the extent a change in permitted use on the Certificate of Occupancy pertaining to the premises shall be necessitated by Tenant’s intended use, and such change shall result in an increase in the real estate taxes charged, assessed and/or otherwise pertaining to the demised premises, then and in that event the parties herein hereby acknowledge, understand and agree that Tenant shall be solely responsible for any and all such increase(s).

Tenant Alterations: 3. Tenant shall make no structural changes in or to the demised premises of any nature without Owner’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed. Subject to the prior written consent of Owner, and to the provisions of this article, Tenant, at Tenant’s expense, may make alterations, installations, additions or improvements which are non-structural and which do not affect utility services or plumbing and electrical lines, in or to the interior of the demised premises by using contractors or mechanics first approved in each instance by Owner. Tenant shall, before making any alterations, additions, installations or improvements, at its expense, obtain all permits, approvals and certificates required by any governmental or quasi-governmental bodies and (upon completion) certificates of final approval thereof and shall deliver promptly duplicates of all such permits, approvals and certificates to Owner and Tenant agrees to carry and will cause Tenant’s contractors and sub-contractors to carry such worker’s compensation, general liability, excess umbrella liability, personal and property damage insurance as Owner may require. If any mechanic’s lien is filed against the demised premises, or the building of which the same forms a part, for work claimed to have been done for, or materials furnished to, Tenant, whether or not done pursuant to this article, the same shall be discharged by Tenant within thirty (30) days thereafter, at Tenant’s expense, by payment or filing the bond required by law. All fixtures and all paneling, partitions, railings and like installations, installed in the premises at any time, either by Tenant or by Owner on Tenant’s behalf, shall, upon installation, become the property of Owner and shall remain upon and be surrendered with the demised premises unless Owner, by notice to Tenant at the time Owner approves such installations, elects to relinquish Owner’s rights thereto and to have them removed by Tenant, in which event, the same shall be removed from the premises by Tenant prior to the expiration of the lease, at Tenant’s expense. Nothing in this article shall be construed to give Owner title to or to prevent Tenant’s removal of trade fixtures, moveable office furniture and equipment, but upon removal of any such from the premises or upon removal of other installation as may be required by Owner, Tenant shall immediately, and at its expense, repair and restore the premises to the condition existing prior to installation and repair any damage to the demised premises or the building due to such removal. All property permitted or required to be removed by Tenant at the end of the term remaining in the premises after Tenant’s removal shall be deemed abandoned and may, at the election of Owner, either be retained as Owner’s property or may be removed from the premises by Owner, at Tenant’s expense. Nothing herein shall be deemed to convey title and/or ownership rights to Tenant of any Landlord-owned equipment included in and/or otherwise made available to Tenant for use during the Lease Term, which equipment is further itemized by schedule annexed hereto.

Maintenance and Repairs: 4. Tenant shall, throughout the term of this lease, take good care of the demised premises and the fixtures and appurtenances therein. During the Lease Term, Tenant shall be responsible for all damage or injury to the demised premises or any other part of the building and the systems and equipment thereof, whether requiring structural or nonstructural repairs whether or not caused by or resulting from carelessness, omission, neglect or improper conduct of Tenant, Tenant’s subtenants, agents, employees, invitees or licensees, or which arise out of any work, labor, service or equipment done for or supplied to Tenant or any subtenant or arising out of the installation, use of operation of the property or equipment of Tenant or any subtenant, in each case except for the negligence or intentional acts of Landlord, or Landlord’s agents, employees, contractors, and invitees (“Landlord Parties”). Tenant shall also repair all damage to the building and the demised premises caused by the moving of Tenant’s fixtures, furniture and equipment. Tenant shall promptly make, at Tenant’s expense, all repairs in and to the demised premises for which Tenant is responsible, whether structural or non-structural, using only a licensed and insured contractor. Tenant is responsible for any and all maintenance and repairs required to the premises throughout the Lease Term, at its sole cost and expense, whether structural or non-structural in nature, other than maintenance and repairs necessitated by the actions of a Landlord Party. Owner shall not be responsible for any repairs and/or maintenance to the premises throughout the Lease Term, except for repairs and/or maintenance necessitated by the actions of a Landlord Party. Moreover, Tenant is responsible for ensuring the premises remains in good condition and good order and shall not allow or permit the premises to fall into a state of disrepair. There shall be no allowance to Tenant for diminution of rental value and no liability on the part of Owner by reason of inconvenience, annoyance or injury to business arising from any repairs, alterations, additions or improvements in or to any portion of the building or the demised premises or in and to the fixtures, appurtenances or equipment thereof, provided that Landlord shall not unreasonably disrupt Tenant’s occupancy and use of the Demised Premises. Furthermore, it is specifically agreed that Tenant shall not be entitled to any setoff or reduction of rent by reason of any failure of Owner to comply with the covenants of this or any other article of this Lease. Tenant agrees that Tenant’s sole remedy at law in such instance will be by way of an action for damages for breach of contract. The provisions of this Article 4 shall not apply in the case of fire or other casualty which are dealt with in Article 9 hereof. Premises are leased in strictly “as is” condition as of the commencement of the Lease term.

Window Cleaning: 5. INTENTIONALLY OMITTED.

Requirements of Law, Fire Insurance: 6. At Tenant’s sole cost and expense, Landlord will procure and facilitate issuance of an insurance policy as required by the rules and regulations of the New York Board of Fire Underwriters, Insurance Services Office. Notwithstanding the foregoing sentence, Landlord shall also carry comprehensive general liability insurance covering bodily injury, personal injury including death, property damage, public liability, and any other insurance commonly carried by reasonable landlords of comparable properties.

Subordination: 7. This lease is subject and subordinate to all ground or underlying leases and to all mortgages which may now or hereafter affect such leases or the real property of which demised premises are a part and to all renewals, modifications, consolidations, replacements and extensions of any such underlying leases and mortgages. This clause shall be self-operative and no further instrument of subordination shall be required by any ground or underlying lessor or by any mortgagee, affecting any lease or the real property of which the demised premises are a part. In confirmation of such subordination. Tenant shall, from time to time, execute promptly any certificate that Owner may request, provided that such certificate is reasonably satisfactory to Tenant and provides that Tenant’s tenancy shall not be disturbed upon a transfer of Owner’s interest in the Demised Premises. Notwithstanding the foregoing, Landlord shall obtain from any current and future mortgagee a non-disturbance agreement in favor of the Tenant, in form reasonably acceptable to Tenant, and Tenant’s subordination shall be subject to receiving such non-disturbance agreement. SEE ARTICLE 52 OF RIDER

Property Loss, Damage Reimbursement Indemnity: 8. Owner or its agents shall not be liable for any damage to property of Tenant or of others entrusted to employees of the building, nor for loss of or damage to any property of Tenant or of others entrusted to employees of the building, nor for the loss of or damage to any property of Tenant by theft or otherwise, nor for any injury or damage to persons or property resulting from any cause of whatsoever nature, unless caused by or due to the negligence of Owner, its agents, servants or employees. Owner or its agents will not be liable for any such damage caused by other tenants or persons in, upon or about said building or caused by operations in construction of any private, public or quasi public work. If at any time any windows of the demised premises are temporarily closed, darkened or bricked up (or permanently closed, darkened or bricked up, if required by law) for any reason whatsoever including, but not limited to Owner’s own acts, Owner shall not be liable for any damage Tenant may sustain thereby and Tenant shall not be entitled to any compensation therefor nor abatement or diminution of rent nor shall the same release Tenant from its obligations hereunder nor constitute an eviction. Tenant shall indemnify and save harmless Owner against and from all liabilities, obligations, damages, penalties, claims, costs and expenses for which Owner shall not be reimbursed by insurance, including reasonable attorneys fees, paid, suffered or incurred as a result of any breach by Tenant, Tenant’s agents, contractors, employees, invitees, or licensees, of any covenant or condition of this lease, or the carelessness, negligence or improper conduct of the Tenant, Tenant’s agents, contractors, employees, invitees or licensees. Tenant’s liability under this lease extends to the acts and omissions of any sub-tenant. In case any action or proceeding is brought against Owner by reason of any such claim, Tenant, upon written notice from Owner, will, at Tenant’s expense, resist or defend such action or proceeding by counsel approved by Owner in writing, such approval not to be unreasonably withheld. SEE ARTICLE 43 OF RIDER

Destruction, Fire, and other Casualty: 9(a). If the Demised Premises or the Building are damaged by fire or other casualty and if such damage does not render all or a substantial portion of the Demised Premises or the Building untenantable, then Landlord shall proceed to repair and restore the same with reasonable promptness, subject to reasonable delays for insurance adjustments and delays caused by matters beyond Landlord’s reasonable control. If any such damage renders all or a substantial portion of the Premises or the Building untenantable, Landlord, with reasonable promptness after the occurrence of such damage, shall estimate the length of time that will be required to substantially complete the repair and restoration of such, damage and shall advise Tenant by notice of such estimate. If it is estimated that the amount of time required to substantially complete such repair and restoration will exceed ninety (90) days from the date such damage occurred, then Tenant shall have the right to terminate this Lease as of the date of such damage upon giving notice to Landlord at any time within ten (10) days after Landlord gives Tenant the notice containing said estimate. Unless this Lease is so terminated, Landlord shall proceed with reasonable promptness to repair and restore the Premises. If the Premises are not repaired or restored within thirty (30) days of Landlord’s estimate (or, if Landlord has not provided an estimate, within one-hundred, twenty days (120) after the date of such fire or other casualty), then Tenant may thereafter terminate this Lease by written notice given to the Landlord prior to substantial completion of repair or restoration. Notwithstanding anything to the contrary set forth herein, if any such damage rendering an or a substantial portion of the Premises or the Building untenantable shall occur during the last year (l) year of the Term (unless Tenant has an option to extend this Lease and exercises the same), Landlord and Tenant shall have the option to terminate this Lease by giving written notice within thirty(30) days after the date such damage occurred, and if such option is so exercised, this Lease shall terminate as of the date of such notice. All rent held in escrow pursuant to the Escrow Agreement and not applied toward rent accruing prior to such casualty shall be returned to Tenant within ten (10) days of a termination of the Lease pursuant to this section. Owner and Tenant each hereby release and waive all right of recovery with respect to the provisions of this section, against the other or anyone claiming through or under each of them by way of subrogation or otherwise. The release and waiver herein referred to shall be deemed to include any loss or damage to the demised premises and/or to any personal property, equipment, trade fixtures, goods and merchandise located therein. The foregoing release and waiver shall be in force only if both releasors’ insurance policies contain a clause providing that such a release or waiver shall not invalidate the insurance. If, and to the extent, that such waiver can be obtained only by the payment of additional premiums, then the party benefiting from the waiver shall pay such premium within ten days after written demand or shall be deemed to have agreed that the party obtaining insurance coverage shall be free of any further obligation under the provisions hereof with respect to waiver of subrogation. Tenant acknowledges that Owner will not carry insurance on Tenant’s furniture and/or furnishings or any fixtures or equipment, improvements, or appurtenances removable by Tenant and agrees that Owner will not be obligated to repair any damage thereto or replace the same. (f) Tenant hereby waives the provisions of Section 227 of the Real Property Law and agrees that the provisions of this article shall govern and control in lieu thereof.

Eminent Domain: 10.   If the whole or any part of the demised premises shall be acquired or condemned by Eminent Domain for any public or quasi-public use or purpose, then and in that event, the term of this lease shall cease and terminate from the date of title vesting in such proceeding and Tenant shall have no claim for the value of any unexpired term of said lease nor refund of any prepaid rent and assigns to Owner, Tenant’s entire interest in such award, but shall have the right to make an independent claim to the condemning authority for the value of Tenant’s moving expenses and personal property, trade fixtures and equipment, provided Tenant is entitled pursuant to the terms of the lease to remove such property, trade fixtures and equipment at the end of the term and provided further such claim does not reduce Owner’s award. In the event of a taking that does not impair Tenant’s use of the Demised Premises, Tenant, at Tenant’s option, may continue to occupy the Demises Premises pursuant to the terms of this Lease, with the rent amount to be adjusted in accordance with the area of the Demises Premises so taken.

Assignment Mortgage, etc. 11. Tenant, for itself, its heirs, distributees, executors, administrators, legal representatives, successors and assigns expressly covenants that it shall not assign, mortgage or encumber this agreement, nor underlet, or suffer or permit the demised premises or any part thereof to be used by others, without the prior written consent of Owner in each instance. Transfer of the majority of the stock of a corporate tenant or the majority partnership interest of a partnership Tenant shall be deemed an assignment. Notwithstanding the foregoing, Tenant may assign this Lease to an affiliate of Tenant without Landlord’s consent, but in such event will provide Landlord with evidence of such assignment. If this lease be assigned, or if the demised premises or any part thereof be underlet or occupied by anybody other than Tenant, Owner may, after default by Tenant, collect rent from the assignee, under-tenant or occupant, and apply the net amount collected to the rent herein reserved, but no such assignment, underletting, occupancy or collection shall be deemed a waiver of the covenant, or the acceptance of the assignee, under-tenant or occupant as tenant, or a release of Tenant from the further performance by Tenant of covenants on the part of Tenant herein contained. The consent by Owner to an assignment or underletting shall not in any wise be construed to relieve Tenant from obtaining the express consent in writing of Owner to any further assignment or underletting. If this Lease shall be rejected under Section 235 of Title 11 of the U.S. Code (bankruptcy code); or if Tenant shall fail to move into or take possession of the premises within thirty (30) days after the commencement of the term of this lease, then, in any one or more of such events, upon Owner serving a written fifteen (15) days notice upon Tenant specifying the nature of said default and upon the expiration of said fifteen (15) days, if Tenant shall have failed to comply with or remedy such default, or if the said default or omission complained of shall be of a nature that the same cannot be completely cured or remedied within said fifteen (15) day period, SEE ARTICLE 42 OF RIDER

Electric Current: 12. Rates and conditions in respect to submetering or rent inclusion, as the case may be, to be added in RIDER attached hereto. Tenant covenants and agrees that at all times its use of electric current shall not exceed the capacity of existing feeders to the building or the risers or wiring installation and Tenant may not use any electrical equipment which, in Owner’s opinion, reasonably exercised, will overload such installations or interfere with the use thereof by other tenants of the building. The change at any time of the character of electric service shall in no wise make Owner liable or responsible to Tenant, for any loss, damages or expenses which Tenant may sustain. SEE ARTICLE 39 OF RIDER

Access to Premises: 13. Owner or Owner’s agents shall have the right (but shall not be obligated) to enter the demised premises in any emergency at any time, and, at other reasonable times, upon reasonable advance notice to Tenant, to examine the same and to make such repairs, replacements and improvements as Owner may deem necessary and reasonably desirable to any portion of the building or which Owner may elect to perform. Tenant shall permit Owner to use and maintain and replace pipes and conduits in and through the demised premises and to erect new pipes and conduits therein, provided they are concealed within the walls, floors or ceiling, and provided Tenant’s occupancy and use of the Demised Premises in not unreasonably disturbed. Owner may, during the progress of any work in the demised premises, take all necessary materials and equipment into said premises without the same constituting an eviction nor shall the Tenant be entitled to any abatement of rent while such work is in progress nor to any damages by reason of loss or interruption of business or otherwise. Notwithstanding the foregoing, as Tenant is responsible for any and all maintenance and repairs to the premises, whether structural or non-structural, throughout the Lease Term, in the event any repairs deemed necessary by Owner are not completed by Tenant, to Owner’s satisfaction, within fourteen (14) days written notice of same, to the extent Owner shall undertake any such repairs on Tenant’s behalf, the total cost of same, together with fifteen (15%) percent markup, shall be charged to Tenant as additional rent, and shall be due to Owner by the 1st of the immediately succeeding month, without exception. Nothing herein shall be deemed to require Owner to issue notice to Tenant of any repairs to be undertaken or to relieve Tenant obligation to conduct repairs in the event no notice is issued. Throughout the term hereof Owner shall have the right to enter the demised premises at reasonable hours and upon reasonable advance notice to Tenant, for the purpose of showing the same to prospective purchasers or mortgagees of the building, and during the last six months of the term for the purpose of showing the same to prospective tenants. If Tenant is not present to open and permit an entry into the demised premises, Owner or Owner’s agents may enter the same whenever such entry may be necessary or permissible by master key or forcibly and provided reasonable care is exercised to safeguard Tenant’s property, such entry shall not render Owner or its agents liable therefor, nor in any event shall the obligations of Tenant hereunder be affected. If during the last month of term Tenant shall have removed all or substantially all of Tenant’s property therefrom Owner may immediately enter, alter, renovate or redecorate the demised premises without limitation or abatement of rent, or incurring liability to Tenant for any compensation and such act shall have no effect on this lease or Tenant’s obligations hereunder. Owner specifically reserves the right to conduct inspections of the demises premises, the structure, roof, basement, bathroom, plumbing system, electrical system and storage spaces at any time during business hours, upon reasonable advance notice to Tenant. Notwithstanding the foregoing, each party shall enjoy reasonable and necessary ingress and egress rights for the sole, exclusive and limited purpose of accessing electrical switchyards, running supporting cabling, and infrastructure for both Owner and Tenant operations.

Vault, Vault Space, Area: 14.  No vaults, vault space or area, whether or not enclosed or covered, not within the property line of the building is leased hereunder, anything contained in or indicated on any sketch, blueprint or plan, or anything contained elsewhere in this lease to the contrary notwithstanding. Owner makes no representation as to the location of the property line of the building. All vaults and vault space and all such areas not within the property line of the building, which Tenant may be permitted to use and/or occupy, is to be used and/or occupied under a revocable license, and if any such license be revoked, or if the amount of such space or area be diminished or required by any federal, state or municipal authority or public utility, Owner shall not be subject to any liability nor shall Tenant be entitled to any compensation or diminution or abatement of rent, nor shall such revocation, diminution or requisition be deemed constructive or actual eviction. Any tax, fee or charge of municipal authorities for such vault or area shall be paid by Tenant.

Occupancy: 15. Tenant will not at any time use or occupy the demised premises in violation of the Certificate of Occupancy issued for the building of which the demised premises are a part. Landlord represents and warrants that the Leased Premises shall be delivered to Tenant as-is, and that the current condition is sufficient to support the intended use of the premises as indicated in paragraph (2). Subject to the foregoing representation and warranty, Tenant has inspected the premises and accepts them as is. To the extent a change in permitted use on the Certificate of Occupancy pertaining to the premises shall be necessitated by Tenant’s intended use, and such change shall result in an increase in the real estate taxes charged, assessed and/or otherwise pertaining to the demised premises, then and in that event the parties herein hereby acknowledge, understand and agree that Tenant shall be responsible for payment of same, without exception. SEE ARTICLE 48 OF RIDER

Bankruptcy: 16. (a) Anything elsewhere in this lease to the contrary notwithstanding, this lease may be cancelled by Owner by the sending of a written notice to Tenant within a reasonable time after the happening of any one or more of the following events: (1) the commencement of a case in bankruptcy or under the laws of any state naming Tenant as the debtor which is not discharged within ninety (90) days; or (2) the making by Tenant of any assignment or any other arrangement for the benefit of creditors under any state statute. Neither Tenant nor any person claiming through or under Tenant, or by reason of any statute or order of court, shall thereafter be entitled to possession of the premises demised but shall forthwith quit and surrender the premises. If this lease shall be assigned in accordance with its terms, the provisions of this Article 16 shall be applicable only to the party then owning Tenant’s interest in this lease.

(b) It is stipulated and agreed that in the event of the termination of this lease pursuant to (a) hereof, Owner shall forthwith, notwithstanding any other provision of this lease to the contrary, be entitled to recover from Tenant as and for liquidated damages an amount equal to the difference between the rent reserved hereunder for the unexpired portion of the term demised and the fair and reasonable rental value of the demised premises for the same period. In the computation of such damages the difference between any installment of rent becoming due hereunder after the date of termination and the fair and reasonable rental value of the demised premises for the period for which such installment was payable shall be discounted to the date of termination at the rate of four percent (4%) per annum. If such premises or any part thereof be re-let by the Owner for the unexpired term of said lease, or any part thereof, before presentation of proof of such liquidated damages to any court, commission or tribunal, the amount of rent reserved upon such re-letting shall be deemed to be the fair and reasonable rental value for the part or the whole of the premises so re-let during the term of the re-letting. Nothing herein contained shall limit or prejudice the right of the Owner to prove for and obtain as liquidated damages by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law in effect at the time when, and governing the proceedings in which, such damages are to be proved, whether or not such amount be greater, equal to, or less than the amount of the difference referred to above. Notwithstanding any of Landlord’s remedies set forth herein or at law, Landlord shall use commercially reasonable efforts to mitigate its damages hereunder.

Default: 17. (1) If Tenant defaults in fulfilling any of the covenants, terms, provisions and/or conditions of this lease other than the covenants for the payment of rent or additional rent; or if the demised premises become vacant or deserted; or if any execution or attachment shall be issued against Tenant or any of Tenant’s property whereupon the demised premises shall be taken or occupied by someone other than Tenant; or if this lease and if Tenant shall not have diligently commenced curing such default within such fifteen (15) day period, and shall not thereafter with reasonable diligence and in good faith proceed to remedy or cure such default then, Owner may serve a written five (5) days’ notice of cancellation of this lease upon Tenant, and upon the expiration of said five (5) days, this lease and the term thereunder shall end and expire as fully and completely as if the expiration of such five (5) day period were the day herein definitely fixed for the end and expiration of this lease and the term thereof and Tenant shall then quit and surrender the demised premises to Owner but Tenant shall remain liable as hereinafter provided.

(2) If the notice provided for in (1) hereof shall have been given, and the term shall expire as aforesaid; or if Tenant shall make default in the payment of the rent reserved herein or any item of additional rent herein mentioned or any part of either or in making any other payment herein required; then and in any of such events Owner may without notice, re-enter the demised premises either by force or otherwise, and dispossess Tenant by summary proceedings or otherwise, and the legal representative of Tenant or other occupant of demised premises and remove their effects and hold the premises as if this lease had not been made, and Tenant hereby waives the service of notice of intention to re-enter or to institute legal proceedings to that end. If Tenant shall make default hereunder prior to the date fixed as the commencement of any renewal or extension of this lease. Owner may cancel and terminate such renewal or extension agreement by written notice.

Remedies of Owner and Waiver of Redemption: 18. In case of any such default, re-entry, expiration and/or dispossess by summary proceedings or otherwise, (a) the rent shall become due thereupon and be paid up to the time of such re-entry, dispossess and/or expiration, (b) Owner may re-let the premises or any part or parts thereof, either in the name of Owner or otherwise, for a term or terms, which may at Owner’s option be less than or exceed the period which would otherwise have constituted the balance of the term of this lease and may grant concessions or free rent or charge a higher rental than that in this lease, and/or (c) Tenant or the legal representatives of Tenant shall also pay Owner as liquidated damages for the failure of Tenant to observe and perform said Tenant’s covenants herein contained, any deficiency between the rent hereby reserved and/or covenanted to be paid and the net amount, if any, of the rents collected on account of the subsequent lease or leases of the demised premises for each month of the period which would otherwise have constituted the balance of the term of this lease. The failure of Owner to re-let the premises or any part or parts thereof shall not release or affect Tenant’s liability for damages. In computing such liquidated damages there shall be added to the said deficiency such expenses as Owner may incur in connection with re-letting, such as legal expenses, reasonable attorneys’ fees, brokerage, advertising and for keeping the demised premises in good order or for preparing the same for re-letting. Any such liquidated damages shall be paid in monthly installments by Tenant on the rent day specified in this lease and any suit brought to collect the amount of the deficiency for any month shall not prejudice in any way the rights of Owner to collect the deficiency for any subsequent month by a similar proceeding. Owner, in putting the demised premises in good order or preparing the same for re-rental may, at Owner’s option, make such alterations, repairs, replacements, and/or decorations in the demised premises as Owner, in Owner’s sole judgement, considers advisable and necessary for the purpose of re-letting the demised premises, and the making of such alterations, repairs, replacements, and/or decorations shall not operate or be construed to release Tenant from liability hereunder as aforesaid. Owner shall in no event be liable in any way whatsoever for failure to re-let the demised premises, or in the event that the demised premises are re-let, for failure to collect the rent thereof under such re-letting, and in no event shall Tenant be entitled to receive any excess, if any, of such net rent collected over the sums payable by Tenant to Owner hereunder. In the event of a breach or threatened breach by Tenant of any of the covenants or provisions hereof, Owner shall have the right of injunction and the right to invoke any remedy allowed at law or in equity as if re-entry, summary proceedings and other remedies were not herein provided for. Mention in this lease of any particular remedy, shall not preclude Owner from any other remedy, in law or in equity. Tenant hereby expressly waives any and all rights of redemption granted by or under any present or future laws in the event of Tenant being evicted or dispossessed for any cause, or in the event of Owner obtaining possession of demised premises, by reason of the violation by Tenant of any of the covenants and conditions of this lease, or otherwise.

Fees and Expenses: 19. If Tenant shall default in the observance or performance of any term or covenant on Tenant’s part to be observed or performed under or by virtue of any of the terms or provisions in any article of this lease, after notice if required and upon expiration of any applicable grace period if any, (except in an emergency), then, unless otherwise provided elsewhere in this lease, Owner may immediately or at any time thereafter and without notice perform the obligation of Tenant thereunder. If Owner, in connection with the foregoing or in connection with any default by Tenant in the covenant to pay rent hereunder, makes any expenditures or incurs any obligations for enforcement of any provision of the within Lease, the payment of money, including but not limited to reasonable attorneys’ fees, in instituting, prosecuting or defending any action or proceeding and prevails in any such action or proceeding, then Tenant will reimburse Owner for such sums so paid or obligations incurred with interest and costs. The foregoing expenses by reason of Tenant’s default shall be deemed to be additional rent hereunder and shall be paid by Tenant to Owner within ten (10) days of rendition of any bill or statement to Tenant therefor. If Tenant’s lease term shall have expired at the time of making of such expenditures or incurring of such obligations, such sums shall be recoverable by Owner, as damages.

Building Alterations and Management: 20. Owner shall have the right at any time without the same constituting an eviction and without incurring liability to Tenant therefor to change the arrangement and/or location of public entrances, passageways, doors, doorways, corridors, elevators, stairs, toilets or other public parts of the building and to change the name, number or designation by which the building may be known, provided any of such actions do not unreasonably interfere with Tenant’s possession and use of the Demised Premises. There shall be no allowance to Tenant for diminution of rental value and no liability on the part of Owner by reason of inconvenience, annoyance or injury to business arising from Owner or other Tenants making any repairs in the building or any such alterations, additions and improvements. Furthermore, Tenant shall not have any claim against Owner by reason of Owner’s imposition of such controls of the manner of access to the building by Tenant’s social or business visitors as the Owner may deem necessary for the security of the building and its occupants.

No Representations by Owner: 21. Neither Owner nor Owner’s agent have made any representations or promises with respect to the physical condition of the building, the land upon which it is erected or the demised premises, the rents, leases, expenses of operation or any other matter or thing affecting or related to the premises except as herein expressly set forth and no rights, easements or licenses are acquired by Tenant by implication or otherwise except as expressly set forth in the provisions of this lease. All understandings and agreements heretofore made between the parties hereto are merged in this contract, which alone fully and completely expresses the agreement between Owner and Tenant and any executory agreement hereafter made shall be ineffective to change, modify, discharge or effect an abandonment of it in whole or in part, unless such executory agreement is in writing and signed by the party against whom enforcement of the change, modification, discharge or abandonment is sought.

End of Term: 22. Upon the expiration or other termination of the term of this lease, Tenant shall quit and surrender to Owner the demised premises, broom clean, in good order and condition, ordinary wear and damages which Tenant is not otherwise required to repair as provided elsewhere in this Lease excepted, and Tenant shall remove all its property. Tenant’s obligation to observe or perform this covenant shall survive the expiration or other termination of this lease. If the last day of the term of this lease or any renewal thereof, falls on Sunday, this lease shall expire at noon on the preceding Saturday unless it be a legal holiday in which case it shall expire at noon on the preceding business day.

Quiet Enjoyment: 23. Owner covenants and agrees with Tenant that upon Tenant paying the rent and additional rent and observing and performing all the terms, covenants and conditions, on Tenant’s part to be observed and performed, Tenant may peaceably and quietly enjoy the premises hereby demised, subject, nevertheless, to the terms and conditions of this lease including, but not limited to, Article 7 hereof and to the ground leases, underlying leases and mortgages hereinbefore mentioned.

Failure to Give Possession: 24. If Owner is unable to give possession of the demised premises on the date of the commencement of the term hereof, because of the holding-over or retention of possession of any tenant, undertenant or occupants, or if the demised premises are located in a building being constructed, because such building has not been sufficiently completed to make the premises ready for occupancy or because of the fact that a certificate of occupancy has not been procured or for any other reason, Tenant may terminate this Lease and Owner shall return the Deposit and the Escrow Amount to Tenant within five (5) days of receipt of notice of such termination. If permission is given to Tenant to enter into the possession of the demised premises or to occupy premises other than the demised premises prior to the date specified as the commencement of the term of this lease, Tenant covenants and agrees that such possession and/or occupancy shall be deemed to be under all the terms, covenants, conditions and provisions of this lease except the obligation to pay the fixed annual rent set forth in the preamble to this lease. The provisions of this article are intended to constitute “an express provision to the contrary” within the meaning of Section 223-a of the New York Real Property Law.

No Waiver: 25. The failure of Owner to seek redress for violation of, or to insist upon the strict performance of any covenant or condition of this lease or of any of the Rules or Regulations set forth or hereafter adopted by Owner, shall not prevent a subsequent act which would have originally constituted a violation from having all the force and effect of an original violation. The receipt by Owner of rent and/or additional rent with knowledge of the breach of any covenant of this lease shall not be deemed a waiver of such breach and no provision of this lease shall be deemed to have been waived by Owner unless such waiver be in writing signed by Owner. No payment by Tenant or receipt by Owner of a lesser amount than the monthly rent herein stipulated shall be deemed to be other than on account of the earliest stipulated rent, nor shall any endorsement or statement of any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction, and Owner may accept such check or payment without prejudice to Owner’s right to recover the balance of such rent or pursue any other remedy in this lease provided. No act or thing done by Owner or Owner’s agents during the term hereby demised shall be deemed an acceptance of a surrender of said premises, and no agreement to accept such surrender shall be valid unless in writing signed by Owner. No employee of Owner or Owner’s agent shall have any power to accept the keys of said premises prior to the termination of the lease and the delivery of keys to any such agent or employee shall not operate as a termination of the lease or a surrender of the premises.

Waiver of Trial by Jury: 26. It is mutually agreed by and between Owner and Tenant that the respective parties hereto shall and they hereby do waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other (except for personal injury or property damage) on any matters whatsoever arising out of or in any way connected with this lease, the relationship of Owner and Tenant, Tenant’s use of or occupancy of said premises, and any emergency statutory or any other statutory remedy. It is further mutually agreed that in the event Owner commences any proceeding or action for possession including a summary proceeding for possession of the premises, Tenant will not interpose any counterclaim of whatever nature or description in any such proceeding including a counterclaim under Article 4 except for statutory mandatory counterclaims.

Inability to Perform: 27. This Lease and the obligation of Tenant to pay rent hereunder and perform all of the other covenants and agreements hereunder on part of Tenant to be performed shall in no wise be affected, impaired or excused because Owner is unable to fulfill any of its obligations under this Lease or to supply or is delayed in supplying any service expressly or impliedly to be supplied or is unable to make, or is delayed in making any repair, additions, alterations or decorations or is unable to supply or is delayed in supplying any equipment fixtures or other materials if Owner is prevented or delayed from so doing by reason of strike or labor troubles or any cause whatsoever, including, but not limited to, government preemption or restrictions or by reason of any rule, order or regulation of any department or subdivision thereof of any government agency or by reason of the conditions of which have been or are affected, either directly or indirectly, by war or other emergency.

Bills and Notices: 28. Except as otherwise in this lease provided, a bill, statement, notice or communication which Owner may desire or be required to give to Tenant, shall be deemed sufficiently given or rendered if, in writing, delivered to Tenant personally or sent by overnight carrier or registered or certified mail addressed to Tenant at the building of which the demised premises form a part or at the last known residence address or business address of Tenant or left at any of the aforesaid premises addressed to Tenant, and the time of the rendition of such bill or statement and of the giving of such notice or communication shall be deemed to be the time when the same is delivered to Tenant, mailed, or left at the premises as herein provided. Any notice by Tenant to Owner must be served by overnight carrier or registered or certified mail addressed to Owner at the address first hereinabove given or at such other address as Owner shall designate by written notice. SEE ARTICLE 55(A) OF RIDER

Services Provided By Owners: 29. Throughout the duration of the Lease Term, the premises are to be maintained, repaired, restored and otherwise kept clean by Tenant and it shall be done at Tenant’s sole cost and expense, in a manner reasonably satisfactory to Owner, and no one other than persons approved by Owner shall be permitted to enter said premises or the building of which they are a part for such purpose. Tenant shall pay Owner the cost of removal of any of Tenant’s refuse and rubbish from the building. Owner reserves the right to stop services of the heating, elevators, plumbing, air-conditioning, electric, power systems or cleaning or other services, if any, when necessary by reason of accident or for repairs, alterations, replacements or improvements necessary or desirable in the judgment of Owner for as long as may be reasonably required by reason thereof. SEE ARTICLE 40 OF RIDER

Captions: 30. The Captions are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this lease nor the intent of any provision thereof.

Definitions: 31. The term “office”, or “offices”, wherever used in this lease, shall not be construed to mean premises used as a store or stores, for the sale or display, at any time, of goods, wares or merchandise, of any kind, or as a restaurant, shop, booth, bootblack or other stand, barber shop, or for other similar purposes or for manufacturing. The term “Owner” means a landlord or lessor, and as used in this lease means only the owner, or the mortgagee in possession, for the time being of the land and building (or the owner of a lease of the building or of the land and building) of which the demised premises form a part, so that in the event of any sale or sales of said land and building or of said lease, or in the event of a lease of said building, or of the land and building, the said Owner shall be and hereby is entirely freed and relieved of all covenants and obligations of Owner hereunder, and it shall be deemed and construed without further agreement between the parties or their successors in interest, or between the parties and the purchaser, at any such sale, or the said lessee of the building, or of the land and building, that the purchaser or the lessee of the building has assumed and agreed to carry out any and all covenants and obligations of Owner, hereunder. The words “re-enter” and “re-entry” as used in this lease are not restricted to their technical legal meaning. The term “business days” as used in this lease shall exclude Saturdays, Sundays and all days as observed by the State of Federal Government as legal holidays and those designated as holidays by the applicable building service union employees service contract or by the applicable Operating Engineers contract with respect to HVAC service. Wherever it is expressly provided in this lease that consent shall not be unreasonably withheld, such consent shall not be unreasonably delayed. SEE ARTICLE 38 OF RIDER

Adjacent Excavation-Shoring: 32. If an excavation shall be made upon land adjacent to the demised premises, or shall be authorized to be made, Tenant shall afford to the person causing or authorized to cause such excavation, license to enter upon the demised premises for the purpose of doing such work as said person shall deem necessary to preserve the wall or the building of which demised premises form a part from injury or damage and to support the same by proper foundations without any claim for damages or indemnity against Owner, or diminution or abatement of rent.

Rules and Regulations: 33. Tenant and Tenant’s servants, employees, agents, visitors, and licensees shall observe faithfully, and comply strictly with the Rules and Regulations and such other and further reasonable Rules and Regulations as Owner or Owner’s agents may from time to time adopt. Notice of any additional rules or regulations shall be given in such manner as Owner may elect. In case Tenant disputes the reasonableness of any additional Rule or Regulation hereafter made or adopted by Owner or Owner’s agents, the parties hereto, agree to submit the question of the reasonableness of such Rule or Regulation for decision to the New York office of the American Arbitration Association, whose determination shall be final and conclusive upon the parties hereto. The right to dispute the reasonableness of any additional Rule or Regulation upon Tenant’s part shall be deemed waived unless the same shall be asserted by service of a notice, in writing upon Owner within fifteen (15) days after the giving of notice thereof. Nothing in this lease contained shall be construed to impose upon Owner any duty or obligation to enforce the Rules and Regulations or terms, covenants or conditions in any other lease, as against any other tenant and Owner shall not be liable to Tenant for violation of the same by any other tenant, its servants, employees, agents, visitors or licensees.

Landlord Default 34. Landlord shall be deemed in default of this Lease (a “Landlord Default”) if Landlord fails to perform any term, covenant or condition of Landlord under this lease and fails to cure such default within a period of 30 days after written notice from Tenant specifying such default for if the default specified by Tenant is not capable of cure within such 30-day period, if Landlord fails immediately after notice from Tenant to commence to cure such default and diligently to pursue completion of such cure during and within a reasonable time after such 30 day period). Upon a Landlord Default, Tenant shall have the right upon a second notice to Landlord (the “Cure Notice”) to pursue all remedies at law or in equity. Tenant shall have the right to a pro-rated refund from prepaid rent for all expenses (including, without limitation, reasonable attorneys fees and expenses) damages or fines incurred or suffered by Tenant after the Cure Notice, by reason of any breach. violation or non-performance by Landlord, or its agents, servants or employees, of any covenant or provision of this Lease. Notwithstanding the foregoing. if Landlord in good faith provides written notice to Tenant within ten (10) days after the Cure Notice, specifically disputing Tenant’s assertion that a Landlord Default has occurred or is continuing and specifying the reason(s) Landlord believes it is not in default, then in such event Tenant (although it may still elect to cure the alleged Landlord Default) may submit the dispute to an arbitrator conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and Tenant shall have no right to offset against Rent unless and until the alleged Landlord Default is established by an arbitration decision. The costs of the arbitration decision shall be payable by the losing party, and if Tenant prevails interest shall accrue (at 12% per annum) and be payable on the expenses incurred by Tenant from the date incurred to the date repaid in full. Upon a Landlord Default, Tenant shall be entitled to return of the Escrow Amount and the Deposit.

Tenant Additional Termination Rights. 35. If at any time during the lease term, a change in law prevents Tenant from operating its business at the Demised Premises, Tenant may terminate this Lease upon fifteen (15) days notice to Landlord (a “Change in Law Termination”). If a Change in Law Termination occurs during the first two (2) years of the lease term, Landlord shall refund to Tenant, within five (5) days of request therefor by Tenant, any portion of Escrow Amount which has not been applied to Base Annual Rent accruing prior to such Change in Law Termination.

Tenant shall have a period of fifteen (15) days following execution of this Lease to verify that Tenant’s proposed use is permitted under applicable municipal regulations (the “Zoning Diligence Period”). If Tenant is unable to confirm that such use is permitted, Tenant may terminate this Lease by notice to Landlord during the Zoning Diligence Period. Within five (5) days following receipt of such notice, Landlord shall return all sums paid by Tenant to Landlord, including the Escrow Amount.

[Signature page to follow]

Successors and Assigns: 36. The covenants, conditions and agreements contained in this lease shall bind and inure to the benefit of Owner and Tenant and their respective heirs, distributees, executors, administrators, successors, and except as otherwise provided in this lease, their assigns. Tenant shall look only to Owner’s estate and interest in the land and building for the satisfaction of Tenant’s remedies for the collection of a judgment (or other judicial process) against Owner in the event of any default by Owner hereunder, and no other property or assets of such Owner (or any partner, member, officer or director thereof, disclosed or undisclosed), shall be subject to levy, execution or other enforcement procedure for the satisfaction of Tenant’s remedies under or with respect to this lease, the relationship of Owner and Tenant hereunder, or Tenant’s use and occupancy of the demised premises.

Managing Agent: It is hereby acknowledged, understood and agreed that the duly authorized and appointed Managing Agent of the premises as designated by Owner from time to time throughout the duration of the within Lease, if any, is authorized by all parties hereto to act in the name, place and stead of the Owner in all instances and for any and all purposes as may be required under the terms, provisions and conditions of this Lease, without limitation or exception, including, but not limited to, access to the premises, etc.

IN WITNESS WHEREOF Owner and Tenant have respectively signed and sealed this lease as of the day and year first above written.

[SEE RIDER TO OFFICE LEASE ATTACHED HERETO AND MADE A PART HEREOF]

PETAWATT PROPERTIES LLC, Owner

By:	/s/ James Kucharski
James Kucharski
Member

BIT BROTHER NEW YORK INC., Tenant

By:	/s/ Ralph Leslie Jones
Ralph Leslie Jones
CEO

RIDER TO LEASE DATED, August 2nd, 2022

BY AND BETWEEN PETAWATT PROPERTIES LLC, OWNER

AND BIT BROTHER NEW YORK INC., AS TENANT

REGARDING PREMISES AT 695 WEST END AVENUE, CARTHAGE, NEW YORK

37.	(A) The term of this Lease shall be ten (10) years and shall commence on September 1, 2022 (the “Commencement Date”) and end on August 31, 2032. Notwithstanding anything in this Lease to the contrary, if the Commencement Date does not fall on the first of a month, then the Term shall be deemed to commence on the first day of the month immediately following the Commencement Date and shall end on the last day of the twelfth (12th) calendar month following the Commencement Date (the “Expiration Date”); provided, however, that Base Annual Rent for any partial month shall be prorated.

38.	Adjustments of Rent. INTENTIONALLY OMITTED.

39.	Utilities.

(A)	Tenant shall be liable for and pay directly to the public utility company servicing the Demised Premises all utilities and fuel servicing the Demised Premises, including but not limited to, gas, oil, telephone and electric. Tenant shall also be solely responsible for the cost of operating, maintaining, repairing and replacing the heating, air conditioning and all mechanical systems serving the Demised Premises. In no event shall Owner be responsible for charges for electricity or any other utility or fuel consumed at the Demised Premises by Tenant. If Tenant fails to pay said charges, however, Owner may, at its option, pay same to the utility company and bill Tenant for said charges as additional rent.

(B)	Interruption or curtailment of a service shall not constitute a constructive or partial eviction nor entitle Tenant to any damages or abatement of rent (or additional rent). Tenant covenants and agrees that at all times its use of electric current shall never exceed the capacity of the existing feeders to the building or of the risers or wiring installation. Tenant shall make no alteration or addition to the electrical equipment without the prior written consent of the Owner.

(C)	Tenant shall accept and use water furnished by Owner to the Demises Premises. If there is a sub-meter presently installed within the Demised Premises to measure Tenant’s water usage, Tenant shall pay as additional rent a water charge within thirty (30) days demand from time to time based on a reading of such submeter (including the cost to read such submeter) at the same rates Owner is being charged by the utility providing water to the Shopping Center. Tenant shall be responsible for the maintenance and repair thereof during the Term. TENANT SHALL BE RESPONSIBLE FOR PAYMENT OF ONE HUNDRED (100%) PERCENT OF ANY AND ALL WATER BILLS FOR THE PREMISES, IRRESPECTIVE OF WHETHER THERE IS A SUBMETER OR SINGLE METER TO THE ENTIRE DEMISED PREMISES.

(D)	If the public utility rate for the supply of water to the Building shall be increased after the commencement of the term of this Lease then the Water Charge shall be increased in the same proportion as the increase to Owner. As used herein, the term “rate” shall include any fees, tariffs, rates, surcharges and taxes, which Owner is required to pay in connection with obtaining water for the Building.

(E)	INTENTIONALLY DELETED

(F)	Tenant shall pay all sales, use and other taxes imposed by any governmental authority upon the manufacture, sale, use, transmission, distribution or other process necessary or incidental to the furnishing of water to the Demised Premises. If Owner has paid said taxes, Tenant shall reimburse Owner within ten (10) days written demand thereof for the full amount.

40.	INTENTIONALLY OMITTED.

41.	Cleaning.

(A)	At Tenant’s sole cost and expense, Tenant shall keep the Demised Premises (including, but not limited to, any and all portions of the Demised Premises used for the storage, preparation, service or consumption of food or beverages) neat and clean.

(B)	Tenant acknowledges that the cleaning and trash disposal services are the responsibility and obligation of Tenant.

(C)	TENANT SHALL BE RESPONSIBLE AND LIABLE FOR FULL PAYMENT OF ANY AND ALL SUMMONSES, TICKETS, FINES AND/OR VIOLATIONS ISSUED TO THE PREMISES BY ANY DEPARTMENTAL AGENCY OF THE STATE OF NEW YORK, AND/OR ANY COUNTY OR GOVERNMENTAL AND/OR DEPARTMENTAL AGENCY. TO THE EXTENT ANY OF THE FOREGOING RELATE TO THE ACTIONS OF TENANT. TO THE EXTENT OWNER SHALL BE REQUIRED TO REMIT PAYMENT FOR SAME, ANY AND ALL SUCH AMOUNTS, INCLUDING ATTORNEY’S FEES, WITHOUT EXCEPTION, SHALL BE DUE AND PAYABLE BY TENANT AS ADDITIONAL RENT AND SUBJECT TO COLLECTION.

(D)	Tenant shall maintain the awning(s) of the premises in excellent condition throughout the entire term of the Lease and any extension thereof, absent of any wear, tear, holes, etc.

(E)	The rear emergency exit of the premises must be kept free and clear of any and all personal property, storage, debris, waste, at all times, without exception. Tenant shall remain liable for any and all violations resulting from violation of this section, together with any and all fees incurred by Owner in the enforcement of this provision and/or in clearance and removal of any such violations, including attorneys fees, without exception.

(F)	No garbage, waste and/or debris may be stored in the premises for more than one (1) week and must be disposed of and completely cleared out no less than one (1) time per week, without exception. Tenant shall be responsible and liable to Owner for any waste removal occasioned by violation of this section.

42.	[Deleted.]

43.	Indemnity – Liability Insurance.

A)	Tenant shall indemnify and hold Owner and any affiliate of Owner managing the Building harmless from and against any and all claims, actions, judgments, damages, liabilities and expenses, including without limitation reasonable attorneys’ fees, in connection with damage to property or injury or death to persons, or any other matters arising from or out of the use, or occupation of the Premises or the execution of this Lease by Tenant. If Owner shall be made a party to any litigation commenced against Tenant, then Tenant shall protect, indemnify and hold Owner forever harmless and shall pay all costs and expenses, including without limitation attorneys’ fees, incurred or paid by Owner in connection with such litigation. Landlord shall indemnify, defend and hold harmless Tenant from and against any liability or expense (including, without limitation, reasonable attorneys’ fees and expenses) arising from the willful misconduct or negligence of Landlord or its employees, agents or contractors, or from the breach of this Lease by Landlord.

(B)	In furtherance of Tenant’s obligations under this Paragraph 43 but not in limitation thereof, Tenant shall, at its sole cost and expense, carry and maintain in force throughout the Term: (i) worker’s compensation and all other required statutory forms of insurance in statutory limits; and (ii) commercial general liability insurance, which shall be written on an occurrence basis, including personal injury and contractual liability, for claims occurring on, in or about the Premises naming Owner and the managing agent for the building the Building as additional insureds in limits of not less than $5,000,000 per occurrence/$10,000,000 in the aggregate and excess liability in amounts as required by Owner from time to time.

(C)	All insurance required to be maintained by Tenant shall be carried with a company or companies rated “A 7” or better by Best Insurance Guide and licensed to do business in the State of New York and shall be written for terms of not less than one year. Tenant shall furnish Owner (and any other parties required to be designated as additional insureds under all insurance policies required to be maintained by Tenant) with certificates evidencing: (i) the maintenance of insurance as aforesaid; (ii) the payment of the premiums therefor; and (iii) the renewals thereof at least thirty (30) days prior to the expiration of any such policy. Such policy or policies shall also provide that it or they shall not be cancelled or altered without giving Owner at least thirty (30) days prior written notice thereof which shall be sent to Owner by certified mail at the address to which notices are required to be sent to Owner hereunder. In the event of Tenant’s default in obtaining or delivering any such policy, policies or certificates or Tenant’s failure to pay the premiums therefor, Owner may (but shall not be obligated to) secure or pay the premium for any such policy or policies and charge Tenant as additional rent therefore the cost of such premiums plus interest at the Late Payment Rate.

(D)	(i) Tenant, for itself, its successors and assigns, covenants and agrees that it shall be liable for and shall pay, indemnify, defend and hold harmless Owner and any affiliate of Owner managing the Building, any Mortgagee and underlying lessor, and their respective shareholders, members, directors, officers, employees and agents from and against any claims (including, without limitation, reasonable engineer and consultant fees, investigation and laboratory fees) of whatever kind or nature, known or unknown, contingent or otherwise, with respect to the Premises, or portions thereof, arising out of, or in any way related to, (w) the presence, use, handling, management, storage, transportation, disposal, release, or threatened release of any Hazardous Materials (as hereinafter defined) on, in, from, under, at, or in connection with the Premises or any portion thereof; (x) any personal injury (including wrongful death) or property damage (real or personal) arising out of or related to such Hazardous Materials or Environmental Laws (as hereinafter defined); (y) any lawsuit brought or threatened, settlement reached, or government order or investigation relating to such Hazardous Materials, and/or (z) any violation of, or liability under, any Environmental Law, to the extent any of the foregoing is a result of any action, inaction and/or business operations of Tenant, Tenant’s agents, employees, contractors, invitees, subtenants, successors or assigns. The foregoing indemnification shall not apply in the event Landlord has caused the event or circumstance giving rise to the indemnification. The provisions of this paragraph shall be in addition to any and all other obligations and liabilities Tenant may have to any indemnitee at common law, and shall survive the termination of this Lease.

(ii)	Landlord represents and warrants that, as of the Commencement Date, the Demised Premises and the Building will, at Landlord’s sole cost and expense, be (a) in compliance with all laws, regulations, ordinances, and similar provisions (“Legal Requirements”), including, without limitation, the municipal fire code and all Legal Requirements relating to the use, storage and disposal of Hazardous Materials and the Americans With Disabilities Act of 1991 (as amended), to the extent that such Legal Requirements affect Tenant’s use, occupancy and enjoyment of the Demised Premises. The Demised Premises shall be delivered to Tenant free of all Hazardous Materials. To the fullest extent allowable by Legal Requirements, Landlord releases and will indemnify, protect, defend (with counsel reasonably acceptable to Tenant) and hold harmless Tenant and Tenant’s employees and agents for, from and against any and all claims, demands, losses, damages, actions, causes of action, proceedings, liens, fines, penalties, liabilities, costs and expenses, including, without limitation, reasonable attorneys’ fees and disbursements (collectively, “Claims”) arising or resulting, in whole or in part, directly or indirectly, from the presence, treatment, storage, transportation, disposal, release or management of Hazardous Materials in, on, under, about or from the Demised Premises (including water tables and atmosphere), but only to the extent not arising from Tenant’s use or occupancy of, or work performed by Tenant or Tenant’s employees, agents or contractors at, the Demised Premises.

(iii)	As used herein, the term “Hazardous Materials” shall mean any and all pollutants, contaminants, wastes, chemicals or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes and materials regulated by Environmental Laws, including, without limitation, any flammable explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, or related material defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Sections 6901, et seq.), and in the regulations adopted and publications promulgated pursuant thereto. The term “Environmental Laws” shall mean any and all Federal, State or local law, regulation, judicial decision, rule, order, decree, injunction, permit or governmental restriction, whether now or hereafter in effect, relating to the environment, the effect of the environment on human health or pollutants, wastes, contaminants or hazardous substances or materials.

(iii)	The provisions of subparagraphs (A) and (D) of this Paragraph 43 shall survive the expiration or termination of this Lease.

44.	INTENTIONALLY DELETED

45.	Holdover.

In the event Tenant remains in possession of the Premises after the expiration of the term created hereunder, and without the execution and delivery of a new Lease, Tenant, at the option of Owner, shall be deemed to be occupying the Premises as a tenant from month to month, at a monthly rental equal to the sum of (i) two (2) times the monthly installments of base rent payable during the last month of the term (which base rent is calculated at $375,000.00 per month); (ii) the monthly tax rent payable for the last year of the term, and (iii) the monthly Tenant’s Operating Expenses, subject to all the other terms and conditions of this Lease.

46.	Exculpatory Clause.

(A)	Transfer of Owner’s Interest: In the event of a sale or transfer of all or any portion of the Building or any undivided interest therein, or in the event of the making of a lease of all or substantially all of the Building, or in the event of a sale or transfer of the leasehold estate under any such lease, the grantor, transferor or lessor, as the case may be, shall thereafter be entirely relieved of all the terms, covenants and obligations thereafter to be performed by Owner under this Lease to the extent of the interest or portion so sold, transferred or leased, provided that; (i) any amount then due and payable to Tenant or for which Owner or the then grantor, transferor, or Landlord would otherwise then be liable to pay to Tenant (its being understood that the Owner of an undivided interest in the fee or any such lease shall be liable only for his or its proportionate share of such amount) shall be paid to Tenant; (ii) the interest of the then grantor, transferor or lessor in which Tenant has an interest, shall be turned over, subject to such interest, to the then grantee, transferee or lessee; and (iii) notice of such sale, transfer or lease shall be delivered to Tenant.

(B)	Owner’s liability: Tenant agrees that it shall look solely to the estate and property of the Owner in the land and building of which the Demised Premises are a part (subject to prior rights of the holder of any mortgage on any part of the Building for the collection of any judgment (or other judicial process) requiring the payment of money by Owner in the event of any default or breach by Owner with respect to any of the terms, covenants and conditions of this Lease to be observed or performed by Owner; and no other assets of Owner, its members, partners or shareholders shall be subject to levy, execution or other procedures for the satisfaction of the Tenant’s remedies.

47.	[Deleted.]

48.	Tenant’s Work.

(A)	Tenant acknowledges that Owner shall have no obligation to make any repairs, renovations, replacements and/or improvements to prepare the Demised Premises for Tenant’s use thereof, and accepts same in “as is” condition.

(B)	At least thirty (30) days prior to the commencement of Tenant’s Work (as hereafter defined), Tenant shall submit to Owner plans and specifications describing in reasonable detail Tenant’s intended initial alterations, improvements and floor layout for the Demised Premises, including the location of the demising wall to be installed to separate the Demised Premises from the remainder of the space. Tenant’s plans and specifications shall be subject to Owner’s approval which shall not be unreasonably withheld. Tenant’s plans and specifications shall be prepared at Tenant’s sole cost and expense. In the event Owner fails to object to or note its comments to any plans submitted by Tenant within thirty (30) days following Owner’s receipt thereof, such plans shall be deemed approved by Owner

(C)	INTENTIONALLY DELETED.

(D)	(i) Tenant shall have cause to have Tenant’s Work performed and completed in compliance with: (a) the covenants, terms and conditions contained in this Lease, (b) such reasonable, uniform and non-discriminatory rules and regulations as Owner and/or its architects may reasonable require for the orderly performance of such work, and (c) all federal, state and local governmental requirements (including, without limitations, requirements of the National Board of Fire Underwriters, New York Fire Insurance Exchange or other bodies hereafter exercising similar functions having jurisdiction thereof). Tenants covenants that it will not, either directly or indirectly, employ or permit the employment of any contractor, mechanic, or laborer, or use or permit the use of any materials in the Demised Premises in connection with Tenant’s Work or otherwise if the use of such contractor, mechanic or laborer or such materials would, in Owner’s reasonable opinion, create any difficulty with other contractors, mechanics or laborers engaged by Owner or other tenants in the Building, or would in any material way disturb the usual operations of the Building, or the maintenance of the Building or any portion thereof due to union or labor problems caused by Tenant or his agents. If, in Owner’s reasonable opinion, any such employment or use would cause any interference or conflict, or, in the event of any such interference or conflict, Tenant, upon demand of Owner, shall cause all such contractors, mechanics or laborers and all such materials to leave or be removed from the Building immediately. Tenant’s Work shall be performed by a general contractor licensed to do business in the State of New York and having at least ten (10) years’ experience in the performance of such work and shall not be engaged by Tenant without the prior written approval of Owner, which approval shall not be unreasonably withheld or delayed.

(ii)	Tenant covenants and agrees to indemnify and save harmless Owner from any and all violations, fines, summonses, claims, reasonable counsel fees, losses, damages and expenses whatsoever arising from or related to Tenant’s failure to comply with its obligations under this Paragraph 48.

(iii)	Promptly after Tenant has completed Tenant’s Work in accordance with the provisions of this Lease, Tenant shall furnish to Owner (a) evidence reasonably satisfactory to Owner that all of Tenant’s Work has been completed, (b) all certifications and approvals with respect to Tenant’s Work that may be required from all federal, state and local governmental authorities and the National Board of Fire Underwriters, National Board of Fire Underwriters, New York Board of Fire Underwriters, New York Fire Insurance Exchange or similar bodies having any jurisdiction over the Building.

(iv)	Tenant shall promptly pay and discharge all costs and expenses for Tenant’s Work and shall not do or fail to do any act which shall or may render the Building liable for any mechanics lien or other lien or charge or chattel mortgage or conditional bill of sale or other title retention agreement (hereinafter individually and collectively referred to as “Liens”) for all or any portion of Tenant’s Work, and if any liens shall be filed, Tenant shall, and at Tenant’s sole cost and expense, promptly remove the same of record within thirty (30) following the filing of any such Liens and give prompt written notice of such removal to Owner, or, in default thereof, Owner may cause such Liens to be removed of record by payment, bond or otherwise, as Owner may elect, and Tenant will pay to Owner all costs and expenses incidental to the removal of any such Liens which are incurred by Owner, including Owner’s attorneys’ fees as an item of additional rent within thirty (30) days following written demand therefore. Tenant covenants and agrees to indemnify and save Owner harmless of and from all claims, counsel fees, losses, damages and expenses whatsoever by reason of any such Liens becoming chargeable against Owner, or the lands and building or any portion thereof, by reason of any claim for work done or to be done or materials furnished or to be furnished to or upon the Demises Premises in connection with Tenant’s Work.

(v)	Tenant hereby covenants and agrees that Tenant’s Work will be performed in a manner so as not to disturb the structural, and mechanical portions and the electrical, plumbing and HVAC systems of the Building, except as otherwise described on Tenant’s plans for Tenant’s Work as approved by Owner; and Tenant further covenants and agrees that Tenant shall, at Tenant’s sole cost and expense, repair and restore any and all damage caused to Building and/or such systems occasioned by the performance of Tenant’s Work.

(vi)	Tenant hereby covenants and agrees to indemnify and save harmless Owner of and from all claims, reasonable counsel fees, losses, damages and expenses whatsoever by reason of any injury or damage, howsoever caused, to any person or property occurring prior to the completion of Tenant’s Work or occurring after such completion as a result of anything done or omitted to be done in connection therewith, or arising out of any fine, penalty or imposition, or out of any other matter or thing connected with any work done or to be done or materials furnished or to be furnished in connection with Tenant’s Work. Owner shall be entitled to have a representative or representatives at the Demised Premises during the progress of Tenant’s Work.

(vii)	Prior to the commencement of Tenant’s Work, Tenant shall provide, or cause to be provided, and thereafter shall keep in full force and effect, or cause to be kept in full force and effect until Tenant’s Work has been completed, the following insurance at no cost or expense to the Owner:

(a)	commercial general liability insurance, naming Owner as an additional insured, such insurance to insure against liability for bodily injury and death and for property damage in an amount not less than $3,000,000 combined single limit, such insurance shall also include operations-premises liability, contractor’s protective liability on the operations of all subcontractors and completed operations; and

(b)	worker’s compensation providing statutory New York State benefits for all persons employed in connection with Tenant’s Work at the Demises Premises.

Tenant’s Work shall not be commenced until Tenant shall have delivered to Owner certificates of insurance as required hereunder. Owner agrees to cooperate with Tenant at no cost or expense to Owner in connection with Tenant’s obtaining such governmental permits and approvals and, to the extent reasonably requested, Owner agrees to execute such documents and applications as may be reasonably required to facilitate the issuance of such permits and approvals.

(E)	INTENTIONALLY DELETED.

(I)	In the event of a dispute between the parties in any matter related to this Paragraph 48, same shall be submitted to arbitration, it being understood that pending resolution of such dispute all payments of rent and additional rent shall be based on Owner’s determination subject to credit or reimbursement following the arbitrator’s decision.

49.	Arbitration:

Either party may request arbitration on the matter in dispute wherein arbitration is expressly provided in this Lease as the appropriate remedy. All such controversies shall be settled by the American Arbitration Association in New York City in accordance with the procedural rules then obtaining of the American Arbitration Association or any successor thereto. The arbitrator of arbitrators may grant injunctions or other relief in such controversies of claims. The decision of the arbitrator or arbitrators shall be final, conclusive and binding upon the parties, and a judgment may be obtained thereon in any court having jurisdiction. Pending the resolution of a dispute by arbitration as herein provided, Tenant shall continue to make all payments of base annual rent and additional rent as and when billed by Owner, whether or not such arbitration proceeding shall bear the costs and expenses of the arbitrators and of the successful party (including reasonable attorneys fees); and if a party is partially successful, such costs and expenses shall be allocated by the arbitrators.

50.	INTENTIONALLY DELETED.

51.	No Broker.

Tenant warrants and represents that there was no broker instrumental in consummating this Lease, concerning the renting of the Premises. Tenant agrees to hold Owner harmless against any claims for brokerage commission arising out of any conversations or negotiations had by Tenant with any broker.

52.	Mortgagee Rights.

(A)	(i) Upon receipt from time to time of a notice from the holder of a mortgage encumbering the land and /or building of which the premises are a part (hereunder, “Mortgagee”) that an Event of Default exist under the mortgage, Tenant shall pay directly to Mortgagee at the address designated in such notice all base annual rent and additional rent and charges (hereinafter “Rent”) thereafter accruing under the Lease and the payment thereof by Tenant in accordance with such notice shall operate as a release for Tenant to the extent of all such Rent so paid by Tenant.

(ii)	Rent so received by Mortgagee from Tenant shall be applied by Mortgagee first to the expenses, if any, of collection incurred by Mortgagee and then in accordance with the terms and condition of the mortgage.

(iii)	Without in any was impairing its rights hereunder, Mortgagee may, at its option, at any time and from time to time, release to Owner the rent received by Mortgagee from Tenant or any part thereof.

(iv)	Mortgage shall not be liable for its failure to collect, or its failure to exercise diligence in collection of, Rent from Tenant, but shall be accountable only for Rent that it actually receives from Tenant.

(B)	Tenant agrees to serve upon Mortgagee written notice of each and every default by Owner under the Lease and Tenant further agrees that it shall not exercise any remedies under the Lease or applicable law to cancel or terminate the Lease or to claim a partial or total eviction, or to claim an abatement of rent or a setoff against Tenant’s obligation to pay rent or any other charges regardless of how the same may be denominated in the Lease, unless Mortgagee fails to cure such default by Owner within the period provided for in the Lease for curing such default (or if no such period is so provided, a reasonable period after Mortgagee has received such notice of default form Tenant and following the time when the Mortgagee shall have become entitled under the mortgage to remedy same provided the Mortgagee shall, with reasonable diligence, give Tenant notice of its intention to, and shall commence and continue to, remedy such act or omission or to cause the same to be remedied); provided, however, that nothing herein shall impose or be construed as imposing any obligation or duty upon Mortgagee to cure any such default by Owner.

(C)	In the event of enforcement by the Mortgagee of the remedies provided for by law or by the mortgage, Tenant, shall, at the option of the Mortgagee, attorn to any person succeeding to the interest of the Owner (the “Successor Owner”) as a result of such enforcement and shall recognize the Successor Owner in interest as Owner under the Lease without change in the terms or other provisions thereof; provided, however, that such successor shall not be:

(i)	bound by or liable for any act, omission or default of any prior landlord, including the Owner (the “Preceding Owner”) under the Lease or for the payment of any monies owing by or on deposit with any Preceding Owner to the credit of Tenant unless such monies where delivered to Successor Owner;

(ii)	bound by or subject to a claim, counterclaim, defense or offset, credit or deduction which theretofore shall have accrued to the tenant against the Preceding Owner,

(iii)	bound by any modification or amendment of the Lease not consented to by the Mortgagee or by any prepayment of more than one (1) month’s base annual rent or of additional rent beyond the current billing period under the Lease, unless such amendment, modification or prepayment shall have been approved in writing by the Mortgagee;

(iv)	responsible for (a) the performance of any work to be done by the Preceding Owner under the Lease or any leasehold improvements agreement to render the premises demised under the Lease ready for occupancy by the Tenant, (b) the contribution or allowance toward any construction of any improvements in the premises demised under the Lease to render such promises covered hereby ready for occupancy by Tenant or (c) the performance of any other obligation of the Preceding Owner under any leasehold improvements agreement;

(v)	required to remove any person occupying the demised premises or any part thereof, except it such person claims by, through or under the Successor Owner.

53.	Landlord’s Work. The parties herein hereby acknowledge, understand and agree that the Landlord shall deliver the demised premises in “as is” broom-swept condition. Notwithstanding the foregoing, Owner represents that the demised premises is serviced by and 12.5MW of transformers that are in working order with a secondary voltage of approximately 416Y/240V available.

54.	Miscellaneous.

(A)	All notices hereunder shall be in writing and delivered or addressed by certified or registered mail as follows:

If to Owner:	PETAWATT PROPERTIES, LLC

2363 James St 562

Syracuse, NY 13206-2840

Attn: Jason Rappaport

With Copy to:	Bernstein & Imber-Gluck, LLP

1110 South Avenue, Suite 100

Staten Island, New York 10314

Attn: Ilana Imber-Gluck, Esq.

If to Tenant:	BIT BROTHER NEW YORK INC.

800 3rd Avenue, Suite 2700,

New York, NY 10022

Attn: Ralph Leslie Jones

With a copy to:	HUNTER TAUBMAN FISCHER & LI LLC

48 Wall Street, Suite 1100

New York, NY 10005

Attn: Joan Wu

Email: jwu@htflawyers.com

(B)	Tenant agrees that simultaneously with notifying Owner of a default by Owner under this lease, Tenant shall give notice thereof by certified mail to Owner’s mortgagee at such address designated therefor by Owner’s mortgagee in writing from time to time.

(C)	Tenant shall, without charge, at any time and from time to time hereafter, within ten (10) days after request by Owner, certify by a written instrument duly executed and acknowledged to any mortgagee or proposed purchaser, or any other person, firm or corporation specified by Owner, as to the validity and force and effect of this Lease, in accordance with its tenor, as then constitute, as to the existence of any default on the part of any party thereunder, as to the existence of any offsets, counterclaims or defenses thereto on the part of Tenant, and as to any other matters as may be reasonably requested by Owner. If Tenant does not so certify within said ten (10) day period, Owner may execute any such certificate or instrument in the name of Tenant as Tenant’s attorney in fact, for which purpose Tenant hereby irrevocably appoints Owner its attorney in fact.

(D)	From and after five (5) days after the due date of any payment of rent and/or additional rent, Tenant shall pay to Owner on demand an administrative charge of ONE HUNDRED FIFTY DOLLARS ($150.00) PER DAY or the highest rate permitted by law, payable as additional rent together with the next succeeding installment of base annual rent.

(E)	Tenant agrees that Tenant shall not institute or initiate any action to challenge the determination of the size of the demised premises or Tenant’s Proportionate Share (or any item of additional rent computed thereby).

(F)	In the event any term, covenant, condition or agreement contained in this Rider to the Lease shall conflict or be inconsistent with any term, covenant, condition or agreement contained in the printed portion of this Lease, then the parties agree that the Rider provision shall prevail.

(G)	Submission by Owner of the within Lease for execution by Tenant shall confer no rights nor impose any obligations on either party unless and until both Owner and Tenant shall have executed this Lease and duplicate originals thereof shall have been delivered to the respective parties.

(H)	This Lease constitutes the entire agreement between the parties hereto and no earlier statement or prior written matter shall have any force and effect. Tenant agrees that it is not relying on any representations or agreements other than those contained in this Lease. This agreement shall not be modified or cancelled except by writing subscribed by both parties. The Lease shall not be modified or cancelled except by written instrument subscribed by both parties. The covenants, conditions and agreements contained in this Lease shall bind and inure to the benefit of Owner and Tenant and their respective heirs, distributes, executors, administrators, successors, and except as otherwise provided in this Lease, their assigns.

(I)	The failure of the Owner to insist in any one or more instances upon a strict performance of any of the covenants of this Lease, any option, or make any election herein contained or provided for, shall not be construed as a waiver or a relinquishment for the future of such covenants, option or election, but the same shall continue in full force and effect. The receipt by Owner of any rent or the acceptance of the amount for any penalty herein, whether said rent became due before or after the breach or default, with or without knowledge of the breach of any covenant hereof, shall not be deemed a waiver of such breach, and no waiver by Owner of any provision hereof shall in any event be deemed to have been made, unless it be expressed in writing, signed by Owner. The receipt of any rent, whether that originally reserved or that which may become payable under any of the covenants herein contained, or any portion thereof, shall not be deemed to operate as a waiver of the right of the Owner to enforce the payment of rent of either kind previously due, by such remedies as may be appropriate.

(J)	Owner shall have the right, at its own cost and expense, to record a memorandum or short form of lease and Tenant agrees to promptly execute, acknowledge and deliver same at Owner’s request.

(K)	All obligations and liabilities of Landlord or Tenant to the other which accrued before the expiration or other termination of this Lease, and all such obligations and liabilities which by their nature or under the circumstances can only be, or by the provisions of this Lease may be, performed after such expiration or other termination, shall survive the expiration or other termination of this Lease.

(L)	Notwithstanding anything to the contrary in this Rider or the Lease to which it is attached: (i) Landlord shall, at Landlord’s cost and expense, deliver (a) the Demised Premises in compliance with all Legal Requirements, including, without limitation, (a) the municipal fire code and all Legal Requirements relating to the use, storage and disposal of Hazardous Materials and the Americans With Disabilities Act of 1991 (as amended), to the extent that such Legal Requirements affect Tenant’s use, occupancy and enjoyment of the Demised Premises, and (b) the Certificate of Occupancy for the Demised Premises shall permit use of the Demised Premises for a supercomputer center, mainly for crypto currency mining, or the appropriate designation for this use according to the jurisdiction and be amended to reflect the name of Tenant; and (ii) upon delivery of the Premises in the condition set forth above, all costs of insurance coverage shall be governed by the remaining provisions of this Rider and the Lease to which it is attached.

[Signature page to follow]

(M)	The laws of the State of New York shall govern the validity, performance and enforcement of this Lease.

PETAWATT PROPERTIES LLC, Owner

By:	/s/ James Kucharski
James Kucharski
Member

BIT BROTHER NEW YORK INC., Tenant

By:	/s/ Ralph Leslie Jones
Ralph Leslie Jones
CEO

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